FOR IMMEDIATE RELEASE: February 27, 2009	PR 09-05

Atna Confirms New Gold Zone at Briggs Mine

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that the 2008/2009 exploration program at its Briggs Mine, which focused on targets with potential to extend the mine life has confirmed a deeper zone of gold mineralization beneath the current minable reserves in the Briggs Main pit. Atna has intersected this new Briggs Main Deep (“BMD”) zone with 14 holes. The BMD drill holes have intercepted a gently dipping tabular zone over an area 800 feet long (north-south) by 700 feet wide. Apparent thickness of the zone ranges from 30 to 90 feet. The mineralization comes within 40 to 50 feet of the $750 ounce per gold design pit bottom. The BMD remains open for expansion to the north, south and east of the current intercepts.

The apparent thickness, grades, and broad distribution of the mineralization warrant a follow-up drill program to further define the BMD mineralization. The follow-up drilling at BMD will begin immediately following the drilling currently underway at the Cecil R satellite deposit to the Briggs Mine, located approximately four miles north of the Briggs Mine.

Atna’s President and CEO, James Hesketh states, “These exploration results at Briggs Main Deep are very positive for the mine operation. If the next phase of drilling is successful, it may very well set the stage for adding significantly to the project’s mine-life and profitability.”

BRIGGS MINE DRILL HOLE RESULTS

Drill Hole No.	From (ft)	To (ft)	Length*(ft)	oz/ton Au
BMD08-016	75	80	5	0.021
	530	535	5	0.022
	545	550	5	0.024
	605	615	10	0.015
	640	650	10	0.011
	710	720	10	0.011
	730	745	15	0.011
	800	850	50	0.017
BMD09-017	80	90	10	0.024
	350	360	10	0.024
	435	535	100	0.023
including	470	500	30	0.046
	575	635	60	0.014

Drill Hole No.	From (ft)	To (ft)	Length*(ft)	oz/ton Au
	645	655	10	0.012
BMD09-018	HOLE	LOST
BMD09-019	505	520	15	0.017
	555	570	15	0.013
	590	650	60	0.022
	665	705	40	0.017
	730	750	20	0.013
	760	850	90	0.029
including	775	805	30	0.050
	Hole terminated	in mineralization	845-850 (5’)	0.048
BMD09-020	185	195	10	0.011
	350	360	10	0.015
	380	385	5	0.015
	535	540	5	0.015
	575	610	30	0.041
	635	660	25	0.038
	680	705	25	0.025
	Hole lost in	mineralization

* Intercept lengths do not represent true widths of the mineralized zones.

The Briggs Mine is located in Inyo County, California. The mine has open pit proven and probable reserves containing 267,000 ounces of gold with an average grade of 0.021ounce per ton (see press release dated February 18, 2009). An additional 650,367 tons of inferred resource containing 9,510 ounces of gold are contained within the pit shell limits, but are not included in the reserves. An updated NI 43-101 technical report is nearing completion and will be filed shortly. Open pit mining is underway and construction of the leach pad expansion has been completed. Crushing of stockpiled ore is expected to commence in March, with first gold production expected in April 2009.

The latest mine plan, excluding results for this drill program, projects a mine life of six years. The plan produces approximately 213,000 ounces of gold with an annual average full year production rate that ranges from 40,000 to 50,000 ounces per year during the years 2010 to 2013 with residual gold recovery in 2014. Gold production and sales for 2009 is expected to be over 20,000 ounces. Life-of-mine cash cost and full cost is projected to be $468 and $587 per ounce of gold, respectively.  Life-of-mine pre-tax cash flow at a gold price of $750 is approximately $36 million net of capital recapture including sustaining capital and project closure costs. Total project pre-tax cash flow increases by over $20 million for every $100 increase in gold price.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an ISO certified, commercial analytical laboratory, located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.  This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

 For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible mineralized material located at the Briggs Main Deep zone, and the Company’s possible economic results from mining operations at the Briggs Mine based on technical reports compliant with Canadian NI 43-101. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from restarting mining operations at the Briggs Mine; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com